Paris, October 7, 2011

Via EDGAR

Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re: Compagnie Générale de Géophysique-Veritas;

Form 20-F for the Fiscal Year ended December 31, 2010 Filed April 21, 2011 (the “20-F”)

(File No. 1-14622)

Dear Ms. Blye:

On behalf of Compagnie Générale de Géophysique-Veritas (the “Company”), I submit this response to the Staff’s comment letter dated September 30, 2011 on the Company’s above-referenced 20-F. Set forth below are the Company’s responses to the Staff’s comments. For your convenience, each comment is repeated below in bold italics, prior to the Company’s response.

1	We note from your responses to comments 1 and 2 in our letter dated August 3, 2011 that you have determined that some shipments to the vessels performing the seismic surveys off Cuba may have violated U.S. export control regulations. Please tell us what triggered the discovery of the possible violations, and discuss for us the reasons the possible violations were not discovered and/or investigated earlier; the role and function of your policies and procedures in preventing and identifying possible violations of U.S. export control regulations; and any changes to your compliance policies and/or procedures as a result of your discovery.

Response

During the course of a meeting with representatives of the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”) in May 2011 on an unrelated matter, our subsidiary CGGVeritas Services (U.S.) Inc. was asked to provide information regarding shipments to certain of our vessels operating in Cuban territorial waters or in Cuba’s Exclusive Economic Zone (“EEZ”). As a result of the BIS request we conducted an internal review of the facts surrounding shipments to our vessels operating in or near Cuba in order to provide BIS with the requested information, and we engaged outside counsel to assist us. We discovered the possible violations during the course of that review.

The possible violations were not discovered and/or investigated earlier for several reasons. First, our initial export and sanctions compliance analysis, which was conducted before the vessels began the first survey in Cuba’s EEZ, focused on whether the vessels to be used in conducting Cuban surveys, and the seismic equipment on board, were subject to US export controls and whether they exceeded the 10% U.S. content de minimis levels specified in the Export Administration Regulations (“EAR”). The compliance analysis concluded that the equipment was not subject to the EAR and therefore did not require U.S. export licenses to be used on board the vessels operating in Cuban waters, let alone the EEZ, where the first survey was to be conducted. However, our compliance analysis did not fully consider how spare parts would be supplied to vessels while they were conducting the surveys. As a result, when our supply chain group in France developed procedures to supply spare parts to the vessels, there was no procedure to ensure that spare parts were not sourced from our U.S. subsidiary’s Houston warehouse or other U.S. suppliers.

Second, when our legal department conducted a review in January 2010 regarding shipments from Houston to Kingston, Jamaica for delivery to a vessel that was then operating in Cuba’s EEZ, it was unaware that the shipments had been transported on a support vessel into a Cuban port prior to their unloading onto our vessel in the EEZ. Thus, the analysis and conclusions were based on incomplete facts.

Third, the personnel in our supply chain hub in France believed that if U.S. suppliers delivered products first to France or another destination outside of the United States, they could then be exported from France to a vessel in Cuban waters. This is partially correct under the EAR, provided the vessel is in Cuba’s EEZ, not Cuban territorial waters, and meets other legal requirements. However, such shipments could potentially violate the EAR if the vessel is located in Cuba’s territorial waters.

Given the nature of our business, we have a great deal of experience working with dual-use controlled products, and we take compliance with export controls and sanctions laws very seriously. Our current chief executive officer and the head of our Marine division, both citizens of France, have previously worked in defense-related companies that are subject to the restrictions of the International Traffic in Arms Regulations. As a result, they are acutely aware of the importance of complying with all applicable export control and sanctions laws, which is overseen by an export compliance team consisting of individuals in France and the United States. We believe that our compliance policies are generally effective in preventing and detecting violations of U.S. and other export controls and sanctions laws. However, as a result of the discovery of the potential violations related to the shipments, we have implemented several changes to our compliance polices and procedures, as described below, to improve future export and sanctions compliance.

First, with the assistance and review of outside legal counsel, CGGVeritas Services has issued instructions to all employees in our Marine division located outside the United States to ensure they are aware of their obligations not to inadvertently involve U.S. persons or supply U.S. origin products to any vessel conducting a Cuban survey. Second, CGGVeritas Services (U.S.) Inc. has issued instructions to all of its employees to ensure they are aware of their obligations and do not participate in, provide support to, or ship products to any vessels involved in Cuban surveys. Third, with the assistance of outside counsel, CGGVeritas Services has revised and reissued its supply chain instructions. These revised instructions prohibit the supply chain staff in France, Norway and Singapore from ordering U.S. origin products for vessels while they are in Cuban waters and also put in place a certificate of origin system to ensure that no U.S. origin product will be sent from any of our supply chain hubs to any of our vessels operating in Cuban waters. Finally, we intend to conduct additional global export controls and sanctions compliance training programs for all applicable employees to ensure they are aware of our compliance policies and procedures.

2	We also note from your response to comment 1 in our letter dated August 3, 2011 that you are in communication with BIS and OFAC regarding your possible violations of U.S. export controls and economic sanctions. Please tell us the current status of your dealings with each of BIS and OFAC.

Response

In response to the request for information from the BIS, we agreed to provide information on a rolling basis as it became available from our review of the facts surrounding the shipments to vessels operating in or near Cuba. Our outside counsel, on our behalf, has provided four separate responses to the BIS: on June 23, 2011, July 22, 2011, August 4, 2011 and October 6, 2011. We believe that, with the last of these responses, we have provided all of the information that the BIS has requested to date. We are cooperating fully with BIS in this matter.

Our outside counsel, on our behalf, submitted an initial notification of voluntary self-disclosure to OFAC on June 23, 2011. Now that our internal review of this matter has been completed, we are working with our outside counsel to finalize and submit our perfected voluntary self-disclosure to OFAC; that information will be submitted to OFAC in the coming days. Our counsel has been in regular contact with OFAC and we are cooperating fully with OFAC in this matter.

3	Please confirm to us that you will include in future filings appropriate disclosure regarding this matter, including disclosure regarding potential risks to your reputation and share value; any penalties that BIS and/or OFAC may impose upon you; and any material developments, proceedings or settlements with BIS and/or OFAC.

Response

We confirm that in future filings we will include appropriate disclosure regarding the Shipments, including their potential risk to our reputation and share value, any penalties that BIS and/or OFAC may impose on us and any material developments, proceedings or settlements with BIS and/or OFAC. We intend to make an initial disclosure with respect to the possible violations in our quarterly report discussing our results for the third quarter of 2011, which we expect to issue on or about November 8, 2011. That report will be submitted on Form 6-K and will be incorporated by reference in our Registration Statement on Form F-4 filed on September 27, 2011 (File No. 333-177040) and our effective Registration Statements on Form S-8.

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Should you have any questions or comments regarding the foregoing, please contact Luis Roth of Linklaters LLP in Paris, France (+331 5643 5842 or luis.roth@linklaters.com).

Yours sincerely,

/s/ Beatrice Place-Faget

Beatrice Place-Faget

Group General Counsel

cc:	Pradip Bhaumik, U.S. Securities and Exchange Commission
Roger Schwall, U.S. Securities and Exchange Commission
Stéphane-Paul Frydman, Compagnie Générale de Géophysique-Veritas
Luis Roth, Linklaters LLP
Tom O’Neill, Linklaters LLP